SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
SHELTER PROPERTIES II

(Name of the Issuer)
SHELTER PROPERTIES II
SHELTER REALTY II CORPORATION
AIMCO PROPERTIES, L.P.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO/IPT, INC.
AIMCO-GP, INC.
AIMCO SP II MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
          Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,974,629.16	$140.79

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 5,631.5 SP II limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $350.64 per SP II limited partnership unit.

**	Calculated by multiplying the transaction valuation of $1,974,629.16 by 0.0000713

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $140.79 Form or Registration No.: Form S-4	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P. Date Filed: October 12, 2010

INTRODUCTION
          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Shelter Properties II, a South Carolina limited partnership (the “Company” or “SP II”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Shelter Realty II Corporation, a South Carolina corporation and the corporate general partner of SP II (“Shelter Realty”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“AIMCO-GP”); and (7) AIMCO SP II Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”).
          This Schedule 13E-3 relates to the merger of Merger Sub with and into the Company with the Company as the surviving entity, which is described in the information statement/prospectus filed by Aimco and Aimco OP on Form S-4 contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a)(1) to this Schedule 13E-3.
          Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.
          All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1. Summary Term Sheet
Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY” is incorporated herein by reference.
ITEM 2. Subject Company Information
(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY—Information about Shelter Properties II” is incorporated herein by reference.
(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT SHELTER PROPERTIES II” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.
(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.
(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT SHELTER PROPERTIES II—Distributions to Limited Partners” and “COMPARISON OF SP II UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
(e)	Prior Public Offerings. Not applicable.
(f)	Prior Stock Purchases. Not applicable.
ITEM 3. Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by Shelter Properties II, a South Carolina limited partnership (the “Company” or “SP II”), Shelter Realty II Corporation, a South Carolina corporation (“Shelter Realty”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”), AIMCO-GP, Inc., a Delaware corporation (“AIMCO-GP”) and AIMCO SP II Merger Sub LLC, a Delaware limited liability company (“Merger Sub”).
AIMCO-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. Shelter Realty is the corporate general partner of the Company and is a wholly owned subsidiary of AIMCO/IPT. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO OP is the individual general partner of the Company.

The principal business of Aimco, AIMCO-GP, AIMCO/IPT and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of Shelter Realty is managing the affairs of SP II. Merger Sub was formed solely for the purpose of consummating the merger with the Company and does not have any assets or operations. The business address of Aimco, AIMCO-GP, AIMCO/IPT, Aimco OP and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of SP II and Shelter Realty is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone phone number is (864) 239-1000. SP II is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Information about Aimco, Aimco OP and the Aimco Subsidiary,” “SUMMARY—Information about Shelter Properties II,” “INFORMATION ABOUT AIMCO, AIMCO OP AND THE AIMCO SUBSIDIARY,” “INFORMATION ABOUT SHELTER PROPERTIES II” and “Annex C—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, AIMCO-GP, AIMCO/IPT, Aimco OP, SP II or Shelter Realty nor, to the best of their knowledge, any of the persons listed in Annex C of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. Terms of the Transaction
(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF SP II UNITS AND AIMCO OP UNITS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.
(c)	Different Terms. Not applicable.
(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Appraisal Rights,” “THE TRANSACTIONS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.
(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.
(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF SP II UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT SHELTER PROPERTIES II—Certain Relationships and Related Transactions” is incorporated herein by reference.
(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Alternatives Considered,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership” and “THE TRANSACTIONS—Determination of Merger Consideration” is incorporated herein by reference.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the

Information Statement/Prospectus under the caption “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership” and “THE TRANSACTIONS—Future Plans for the Properties” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership,” “THE TRANSACTIONS—Future Plans for the Properties” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “SUMMARY—Fairness of the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership” and “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” is incorporated herein by reference.
(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions,” and “THE TRANSACTIONS—Alternatives Considered” is incorporated herein by reference.
(c)	Reasons. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership” and “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” is incorporated herein by reference.
(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—The Transactions,” “SUMMARY—Summary of Material United States Federal Income Tax Consequences of the Merger,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions,” “THE TRANSACTIONS—Determination of Merger Consideration,” “THE TRANSACTIONS—Material United States Federal Income Tax Consequences of the Merger,” “THE MERGER AGREEMENT—The Merger” and “COMPARISON OF SP II UNITS AND AIMCO OP UNITS” is incorporated herein by reference. Aimco’s and its affiliates’ interest in the net book value of SP II for the period ended December 31, 2009 was $(12,069,000) out of a total $(15,151,000), or 79.7%. Aimco’s and its affiliates’ interest in the net earnings of SP II for the year ended December 31, 2009 was $(1,716,000) out of a total $(2,152,000), or 79.7%. After completion of the merger, Aimco and its affiliates interest in the net book value and net earnings of SP II will increase to $(15,151,000) and $(2,152,000), respectively, or 100% and 100%, respectively.
ITEM 8. Fairness of the Transaction
(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Fairness of the Transactions,” “SUMMARY—Determination of Merger Consideration,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions,” “THE TRANSACTIONS—Determination of Merger Consideration” and “THE TRANSACTIONS—The Appraisals” is incorporated herein by reference. The Appraisal Reports are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3.
(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.
(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the captions “RISK FACTORS—Risks Related to the Merger” and “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” is incorporated herein by reference.
(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT SHELTER PROPERTIES II—Directors, Executive Officers and Corporate Governance” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.
(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions” and “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership” is incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations
(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Determination of Merger Consideration,” “THE TRANSACTIONS—Determination of Merger Consideration,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” and “THE TRANSACTIONS—The Appraisals” is incorporated herein by reference. The Appraisal Reports are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3.
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Determination of Merger Consideration,” “THE TRANSACTIONS—Determination of Merger Consideration,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the

Transactions” and “THE TRANSACTIONS—The Appraisals” is incorporated herein by reference. The Appraisal Reports are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3.
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company’s limited partnership units or any representative who has been so designated in writing.
ITEM 10. Source and Amounts of Funds or Other Consideration
(a) – (d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11. Interest In Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT SHELTER PROPERTIES II—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b)	Securities Transactions. Not Applicable.
ITEM 12. The Solicitation or Recommendation
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “SUMMARY—Fairness of the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.
(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY—Background and Reasons for the Transactions,” “SUMMARY—Fairness of the Transactions,” “THE TRANSACTIONS—Background and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment of Certificate and Agreement of Limited Partnership,” “THE TRANSACTIONS—Reasons for the Transactions; Fairness of the Transactions” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.
ITEM 13. Financial Statements
(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF SHELTER PROPERTIES II,” “Annex D—SP II’s Annual Report on Form 10-K for the year ended December 31, 2009” and “Annex E—SP II’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 15. Additional Information
(b)	Other Material Information. The information set for in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference.
ITEM 16. Exhibits
(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).
(b)	None.
(c)(1)	Appraisal Report, dated as of June 7, 2010, by Cogent Realty Advisors, LLC, related to Parktown Townhouses (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).
(c)(2)	Appraisal Report, dated as of August 30, 2010, by Cogent Realty Advisors, LLC, related to Signal Pointe Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).
(d)(1)	Form of Agreement and Plan of Merger, dated , 2010 (Annex A to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).
(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

SHELTER PROPERTIES II

By:	Shelter Realty II Corporation Its Corporate General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

SHELTER REALTY II CORPORATION
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. Its General Partner
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

AIMCO-GP, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

AIMCO SP II MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P. Its Sole Member

By:	AIMCO-GP, INC. Its General Partner

By:	/s/ Derek S. McCandless
Name: Derek S. McCandless
Title: Senior Vice President

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(b)	None.

(c)(1)	Appraisal Report, dated as of June 7, 2010, by Cogent Realty Advisors, LLC, related to Parktown Townhouses (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(c)(2)	Appraisal Report, dated as of August 30, 2010, by Cogent Realty Advisors, LLC, related to Signal Pointe Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(d)(1)	Form of Agreement and Plan of Merger, dated , 2010 (Annex A to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.